17008647

Washington, D.C. 20549

ON

SEC Mail Processing Section FEB 28 2017 Washington DC 415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Lincoln International LLC

(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Barr 312-580-8328

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B. Barr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln International LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
CHRISTA RAE WINIKATES
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 9/4/2017

Robert B Barr
Signature

Managing Director
Title

Christa Rae Winikates
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Managers
Lincoln International LLC

We have audited the accompanying statement of financial condition of Lincoln International LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 17, 2017

Lincoln International LLC

Statement of Financial Condition
December 31, 2016

Assets	
Cash and equivalent	$ 35,080,741
Accounts receivable	5,075,021
Unbilled client disbursements receivable	768,400
Receivable from affiliates	2,896,901
Prepaid expenses	900,835
Furniture, equipment and leasehold improvements, net	1,747,389
Other assets	1,436,030
Total assets	$ 47,905,317
Liabilities and Member's Equity	
Liabilities	
Accrued profit sharing contribution	$ 730,308
Accounts payable and accrued expenses	1,647,672
Payable to affiliates	811,197
Contingent compensation payable	6,645,875
Deferred revenue	1,599,277
Deferred rent liability	484,622
Total liabilities	11,918,951
Member's Equity	35,986,366
Total liabilities and member's equity	$ 47,905,317

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Lincoln International LLC (the Company) (an Illinois limited liability company) is in the business of investment banking and providing merger and acquisition, debt advisory, and other services related to middle market businesses worldwide. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company will continue operations until 2036 unless earlier terminated and dissolved in accordance with the provisions of the limited liability company agreement.

The Company is a wholly owned subsidiary of Lincoln International LP (the Parent). The majority members of the Parent are Robert Bruce Barr and Lawrence James Lawson, III, who serve as managers of the Company. Lincoln Partners Advisors LLC (LPA) is a wholly owned subsidiary of the Parent. Offices of the Parent and the Company are located in Chicago, Dallas, Los Angeles, and New York. The Parent has subsidiaries and affiliates in Austria, Brazil, China, France, Germany, India, Italy, Japan, the Netherlands, Russia, Spain, Switzerland and the United Kingdom.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as a Special Account for the Exclusive Benefit of Customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalent: The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and equivalent include money market funds. The Company may invest excess cash in an overnight sweep account, which invests in short-term money market fund instruments.

Fair value of financial instruments: Investments are recorded on trade date and reflected at fair value. Unrealized gains and losses are reflected in income.

Revenue recognition and accounts receivable: The Company recognizes investment banking revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) the agreed-upon services have been completed and delivered to the client or the transaction or events noted in the engagement letter are determined to be substantially complete, (iii) fees are fixed and determinable, and (iv) collection is reasonably assured. Success fees are recognized when the services related to the underlying transactions are completed in accordance with the terms of the engagement letter and all other requirements for revenue recognition are satisfied.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

While the majority of the Company's revenue is earned from success fees on the successful closing of a transaction, on-going retainer fees are also earned and are recognized over the period in which the related service is rendered. LPA management fees are recognized as earned. Deferred revenue represents the portion of fees received for which revenue has not been recognized. Accounts receivable primarily represents amounts due from these services. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowances for doubtful accounts are based primarily on historical collection experience. As of December 31, 2016, the balance of allowances for doubtful accounts was zero.

Furniture, equipment and leasehold improvements: Depreciation and amortization are computed under straight-line methods over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Other equipment	5 years
Furniture	7 years
Leasehold improvements	Lease term

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and most state tax jurisdictions. Generally, the Company's taxable income is reported as part of the Parent's tax returns. Accordingly, no provision or benefit for income taxes has been made.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2016, management has determined there are no material uncertain income tax positions. The Parent and the Company are generally not subject to U.S. federal, state or local income tax examinations for tax years before 2013.

Recent accounting pronouncements: In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers, which was originally effective for annual reporting periods of non-public companies beginning after December 15, 2017. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers – Deferral of the Effective Date*, which defers the effective date of ASU 2014-09 one year, making it effective for annual reporting periods beginning after December 15, 2018.

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The ASU is effective for fiscal years beginning after December 15, 2019 and interim periods therein on a modified retrospective basis.

Management is currently evaluating the impact, if any, that these updates will have on its financial condition or results of operations.

Note 2. Furniture, Equipment and Leasehold Improvements

At December 31, 2016, furniture, equipment and leasehold improvements consist of:

Furniture and equipment	$ 2,383,082
Leasehold improvements	1,463,830
Construction in progress	751,595
	4,598,507
Accumulated depreciation and amortization	(2,851,118)
	$ 1,747,389

Note 3. Commitments and Indemnification

The Company leases office space for its offices in Chicago, Los Angeles and New York under noncancelable operating lease agreements that expire at various dates through 2024. There is a security deposit requirement on the lease for the New York office in the amount of $323,925, for which the Company maintains a letter of credit with JPMorgan Chase. The bank in turn has placed a cash restriction on the Company's savings account which acts as collateral back up of the letter of credit. The amount of restricted cash is reported in other assets on the statement of financial condition.

Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the leases and included in deferred rent liability on the statement of financial condition.

Future minimum annual rentals required under the lease agreements, excluding additional payments for certain operating, tax and maintenance costs are approximately as follows:

	Total
2017	$ 2,567,000
2018	2,689,000
2019	2,774,000
2020	2,831,000
2021	1,552,000
Thereafter	2,329,000
	$ 14,742,000

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 4. Employee Compensation and Benefit Plan

Certain employees' compensation consists of a base salary and a bonus. This compensation, which is in the form of cash and contingent compensation, is expensed in the year awarded. The contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award. Contingent compensation payable to employees may be recaptured if, among other things, the employee's employment terminates.

The Company maintains a qualified profit sharing and 401(k) plan for the benefit of all employees who have attained age 18. The Company may make a discretionary profit sharing contribution. To receive discretionary profit sharing contributions eligible participants must be 18 years of age, have completed six months of service and 1,000 hours of service, and be employed at year-end. Employer discretionary profit sharing contributions for the year ended December 31, 2016, were $607,349.

Note 5. Concentration of Credit Risk

The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risks.

Note 6. Related-Party Transactions

At December 31, 2016, the Company had a receivable from these affiliates of $808,101 and payable to these affiliates of $2,901 from these activities. The amounts between the entities are as follows:

	Receivable (Payable) Balance
Lincoln International AG	$ 298,052
Lincoln International Advisors Private Limited	143,131
Lincoln International Assessoria Empresarial Limitada	44,592
Lincoln International CIS Holdings B.V.	132,731
Lincoln International Investment Consulting (Beijing) Company Ltd.	111,521
Lincoln International LLP	(2,901)
Lincoln International SrL	78,074
Total	$ 805,200

At December 31, 2016, the Company had a payable balance to the Parent in the amount of $808,296 which is included in payable to affiliates.

The Company receives a management fee for services performed for LPA equal to 50 percent of the revenue earned by LPA. At December 31, 2016, the Company had a receivable balance from this entity in the amount of $2,088,800 which is included in receivable from affiliates.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain "net capital" of $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1, and provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2016, the Company had net capital and net capital requirements of approximately $23,161,790 and $794,597, respectively. The Company's net capital ratio was .51 to 1. The net capital rule may effectively restrict distributions to the Parent.

Note 8. Subsequent Event

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. The Company made an equity distribution to the Parent of $10,000,000 on February 15, 2017.